                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*

                            NETSOL INTERNATIONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    64115A105
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         NetSol Shareholders Group, LLC
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      0
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         OO
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105


(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Master Fund, L.P.
         ----------------------------------------------------------------------
         I.R.S. Indentification No. - 98-0198093

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        2,175,200
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   2,175,200
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,175,200
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Partners II, L.P.
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [x]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      277,400
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 277,400
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         277,400
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PSM International Limited
         ----------------------------------------------------------------------
         I.R.S. Identification No. - n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                        (b) [X]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(6)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Isle of Man
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      100,000
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 100,000
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000
         ----------------------------------------------------------------------

(13)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .9%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Henry Vogel
         ----------------------------------------------------------------------
         I.R.S. Identification No. n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        463,240
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   463,240
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         463,240
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         IN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 SECURITY AND ISSUER

The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 26, 2001, by Blue Water Master Fund, L.P., a limited partnership formed in Curacao, Netherland Antilles, relating to the common shares, $.001 par value (the "Shares") of NetSol International, Inc., a Nevada Corporation (the "Issuer") as amended on April 27, May 14, May 17, 2001 and June 4, 2001, is hereby amended to furnish and restate the information set forth herein. The address of the principal executive offices of the Issuer is 24025 Park Sorrento, Suite 220, Calabasas, CA 91302.

ITEM 4   PURPOSE OF TRANSACTION

         On June 7, 2001, the NetSol Shareholders Group, LLC (the "Group") filed a definitive proxy statement to solicit stockholders to: (a) amend the Bylaws of the Issuer, to increase the maximum number of directors from nine (9) to fifteen
(15), and to change the number of authorized Directors of the Issuer from eight
(8) to fifteen (15) directors; and (b) to elect seven (7) new directors to fill the vacancies on the Board. The Group nominated Jonathan D. Iseson, Gregory J. Martin, Peter R. Sollenne, Timothy J. Moynagh, Eddy Raymond Maria Verresen, Shelly Singhal and Donald L. Danks to fill the vacancies on the Board.

         All of the Group's nominees have withdrawn their names from consideration as directors of the Issuer. The Group currently does not have any plans to solicit the stockholders in order to gain control of the Board.
The Group has decided that it will no longer act as a group, as such term is used under Section 13(d) of the Securities and Exchange Act of 1934, as amended, for the purpose of acquiring, holding or disposing of the securities of the Issuer.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

(c) The following table sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty (60) days or since the most recent filing of Schedule 13D. All such transactions were effected in the open market, and exclude commissions paid.

 SHAREHOLDERS  NO. OF SHARES PURCHASE   NO. OF SHARES SOLD  DATE OF TRANSACTION
 ------------  ----------------------   ------------------  -------------------
    Group                                      1000             May 29, 2001
------------------------------------------------------------------------------

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2001

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                           Its Principal






BLUE WATER PARTNERS II, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                           Its Principal




PSM INTERNATIONAL LIMITED

By:

/s/ GRAEME GLEW
----------------------------------
Name: Graeme Glew
Its: Managing Director


/s/ DR. HENRY VOGEL
----------------------------------
Dr. Henry Vogel



NETSOL SHAREHOLDERS GROUP, LLC

By:  Blue Water Master Fund, L.P.
Its: Manager

         By:  Blue Water Partners, LLC
         Its: General Partner

                  /s/   JONATHAN D. ISESON
                  ----------------------------------
                  By:  Jonathan D. Iseson
                  Its: Principal